Exhibit 97.1

Restatement
Compensation Recovery Policy

Cronos Group Inc.
Effective as of December 1, 2023

Department:	Finance
Policy Owner:	Chief Financial Officer
Policy Validator:	Compensation Committee of the Board of Directors
For updates or additions, please contact corporate.secretary@thecronosgroup.com.
This document is uncontrolled when printed. For the current, official copy of this policy, please contact corporate.secretary@thecronosgroup.com.

Version 2023A

1.Overview

    Cronos Group Inc. (the “Company”) has adopted this Policy to provide for the recovery or “clawback” of certain incentive compensation in the event of a Restatement. This Policy is intended to comply with, and will be interpreted to be consistent with, the requirements of 17 C.F.R. § 240.10D-1 and Nasdaq Listing Rule 5608. This Policy will be administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors. Certain terms used in this Policy are defined in Section 2.

2.Definitions

    The definitions set forth below are for purposes of this Policy only.

“Applicable Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement, as measured by the earlier of: (i) the date the Company concludes (whether by the Board, authorized committee of the Board, or the Company’s officers if Board action is not required), or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.1

“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company (including officers of the Company’s subsidiaries). “Policymaking function” is not intended to include policymaking functions that are not significant. For purposes of this Policy, Executive Officer may include a former Executive Officer who left the Company, retired, or transitioned to a non-Executive Officer employee role (including after serving as an Executive Officer in an interim capacity) during the Applicable Period. Identification of an Executive Officer for purposes of this Policy will include at a minimum executive officers identified pursuant to 17 C.F.R. § 229.401(b).

“Financial Reporting Measure” means any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Restatement” means any accounting restatement due to material noncompliance with any financial reporting requirement under United States securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3.Recovery of Executive Officer Compensation
1 To the extent such a Restatement or mandated compensation recovery includes a transition period that resulted in the Company changing its fiscal year, the Company shall comply with the requirements of 17 C.F.R. § 240.10D-1(b)(1)(i)(D) and Nasdaq Listing Rule 5608(b)(1)(i)(D), as applicable.

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In the event of a Restatement, the Company shall reasonably promptly recover Incentive-Based Compensation received by an Executive Officer during the Applicable Period in the amounts described in Section 4, except where the Committee determines that recovery would be impracticable, as described in Section 5. Such recovery shall be made without regard to any individual knowledge or responsibility related to the Restatement. The obligation to recover compensation is not dependent on if or when the restated financial statements are filed.

4.Amounts to be Recovered

A.The amount subject to recovery under this Policy is the amount of Incentive-Based Compensation received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by the Executive Officer had that compensation been determined based on the restated amounts, and must be computed without regard to any taxes paid.

B.Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

C.For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Incentive-Based Compensation to be recovered is not subject to mathematical recalculation directly from the information in a Restatement: (a) the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (b) documentation of such reasonable estimate must be provided to Nasdaq.

D.This Policy only applies to Incentive-Based Compensation received:

i.by an individual after beginning service as an Executive Officer and who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation. For the avoidance of doubt, recoverable compensation may include Incentive-Based Compensation received by an individual while serving as an employee if such individual previously served as an Executive Officer and then transitioned to a non-Executive Officer employee role; and
ii.on or after December 1, 2023.

5.Exceptions to Recovery Requirements

The Company shall recover Incentive-Based Compensation in compliance with this Policy, unless one or more of the conditions set out below are met and the Committee has made a determination that recovery would be impracticable:

    A. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered and the Company has (a) made a reasonable attempt to recover such amounts and (b) provided documentation of such attempts to recover to Nasdaq.

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    B. Recovery would violate home country law.2 Before concluding that it would be impracticable to recover any amount of Incentive-Based Compensation based on violation of Canadian law, the Company shall obtain an opinion of Canadian counsel, acceptable to Nasdaq, that recovery would result in such a violation, and shall provide such opinion to Nasdaq.

    C. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. § 401(a)(13) or 26 U.S.C. § 411(a) and regulations thereunder.

6.No Indemnification or Insurance

    The Company shall not indemnify or insure any current or former Executive Officer against the loss of compensation subject to this Policy, or pay or reimburse premiums on any insurance policy that would cover an Executive Officer’s potential obligations with respect to compensation recoverable under this Policy, notwithstanding the terms of any other policy, program, agreement or arrangement.

7.Administration, Amendment and Termination

    All determinations under this Policy will be made by the Committee, including determinations regarding how any recovery under this Policy is effected. Any determinations of the Committee will be final, binding and conclusive and need not be uniform with respect to each person covered by this Policy.

The Committee may, subject to applicable law, seek recovery in the manner it chooses, including by seeking reimbursement from an Executive Officer of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, by set-off, or by rescinding or canceling unvested stock, or by judicial enforcement. Each Executive Officer is required to comply with the Company’s efforts at such recovery.

    The Committee may amend this Policy from time to time and may terminate this Policy at any time, in each case in its sole discretion.

8.Other Recoupment Rights

    Any requirements of compensation recovery under this Policy are in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and its subsidiaries and affiliates under applicable law, including equitable and legal claims, or pursuant to the terms of any similar policy or similar provision in any employment agreement, equity award agreement or similar agreement, as well as any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities. Nothing in this Policy will be deemed to limit or restrict the Company from providing for forfeiture or repayment of compensation under circumstances not set forth in this Policy.

9.Conflicts

To the extent that this Policy conflicts or overlaps with the provisions of any other policy maintained by the Company or any other agreement, arrangement or program applicable to Executive Officers covered by this Policy that would result in a recovery amount less than the amount required to be recovered by this Policy, the provisions of this Policy shall control.

2 Per the provisions of 17 C.F.R. § 240.10D-1(b)(1)(iv)(B) and Nasdaq Listing Rule 5608(b)(iv)(B), such home country law must have been adopted prior to November 28, 2022.

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10.Acknowledgement by Executive Officers

The Company will provide notice and seek acknowledgement of this Policy from each Executive Officer covered by this Policy, provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of this Policy.

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REVISION HISTORY
Date	Updated By	Approved By	Summary of Revisions
December 1, 2023	Original Version	Compensation Committee	Original Version

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